Law Department
The Lincoln National Life Insurance Company
1300 South Clinton Street
Fort Wayne, IN 46802

VIA EDGAR

February 23, 2012

U.S. Securities and Exchange Commission
100 F Street, NE
Washington DC 20549

Re:       Request for Withdrawal of Application (the “Application”)
For an Order Pursuant to Section 6(c) of the
Investment Company Act of 1940
File No. 812-13501

Ladies and Gentlemen:

The Lincoln National Life Insurance Company, Lincoln Life & Annuity Company of New York, Lincoln National Variable Annuity Account H, Lincoln Life Variable Annuity Account N, Lincoln Life & Annuity Variable Annuity Account H, Lincoln New York Account N for Variable Annuities and Lincoln Financial Distributors, Inc. (collectively, the “Applicants”) hereby respectfully request the withdrawal of the above-referenced Application that was filed with the Securities and Exchange Commission on February 28, 2008, and subsequently amended. The Application requested an Order for Exemption from provisions of Sections 2(a)(32), 22(c), and 27(i)(2)(A) of the 1940 Act and Rule 22c-1 thereunder, to the extent necessary to permit the recapture of bonus credits as discussed in the Application.

The Applicants have elected to withdraw this Application, as amended, and will file a new application at a later time.

For further information relating to this request, please contact the undersigned directly at (260) 455-3917.

Sincerely,

Mary Jo Ardington
Associate General Counsel &
Vice President